Filed by Unity Software Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: ironSource Ltd.

Commission File No.: 001-40539

On September 12, 2022, Unity Software Inc. (the “Company”) sent the following email to all employees regarding the announcement by AppLovin Corporation (“AppLovin”) that (i) AppLovin had withdrawn its unsolicited August 9, 2022 proposal to combine with the Company, which was previously rejected by the Company’s Board of Directors on August 15, 2022, and (ii) that AppLovin will not submit a revised, unsolicited proposal to combine with the Company:

FROM: John

TO: [intentionally redacted]

SUBJECT LINE: ironSource update

Quick update.

As you will recall, last month our Board of Directors rejected an unsolicited proposal from AppLovin. Today, AppLovin announced that it would not be submitting a new proposal.

Meanwhile, we have been moving full steam ahead towards completing our transaction with ironSource in the fourth quarter. Last Friday, we announced that we will hold our special shareholder meeting on October 7, 2022, so our shareholders can vote on the transaction. We continue to be excited by the tremendous opportunity for Unity and ironSource to form the industry’s first end-to-end platform to power creators’ success.

We’ll keep you updated on our efforts as we work toward closing.

John

Because we are a publicly traded company, we are required to make certain legal disclosures about an announcement like this. You are encouraged to read those disclaimers, available here.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. These statements are based on current expectations, estimates and projections about the industry and markets in which Unity Software Inc. (“Unity”) and ironSource Ltd. (“ironSource”) operate and management’s beliefs and assumptions as to the timing and outcome of future events, including the transactions described in this communication. While Unity’s and ironSource’s management believe the assumptions underlying the forward-looking statements are reasonable, such information is necessarily subject to uncertainties and may involve certain risks, many of which are difficult to predict and are beyond management’s control. These risks and uncertainties include, but are not limited to the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against the parties and others following announcement of the merger agreement; the inability to consummate the transaction due to the failure to obtain the requisite stockholder approvals or the failure to satisfy other conditions to completion of the transaction; risks that the proposed transaction disrupts current plans and operations of Unity and ironSource; the ability to recognize the anticipated benefits of the transaction, including anticipated synergies; the amount of the costs, fees, expenses and charges related to the transaction; Unity’s expected stock buyback occurring as planned or at all; and the other risks and important factors contained and identified in Unity’s and ironSource’s filings with the Securities and Exchange Committee (“SEC”), such as Unity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and ironSource’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and subsequent Current Reports on Form 6-K, any of which could cause actual results to differ materially from the forward-looking statements in this communication.

There can be no assurance that the proposed transaction will in fact be consummated. We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this press release. Neither Unity nor ironSource is under any duty to update any of these forward-looking statements after the date of this communication, nor to conform prior statements to actual results or revised expectations, and neither Unity nor ironSource intends to do so.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Unity has filed with the SEC a registration statement on Form S-4 (File No. 333-266418) (the “Registration Statement”) that was declared effective by the SEC on September 8, 2022. The Registration Statement includes a joint proxy statement of Unity and ironSource that also constitutes a prospectus of Unity, which joint proxy statement/prospectus was mailed or otherwise disseminated to Unity’s and ironSource’s respective shareholders, as applicable. Unity and ironSource also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY

STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders may obtain free copies of the registration statement and the joint proxy statement/ and other relevant documents filed by Unity and ironSource with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the companies will be available free of charge on their respective websites at www.unity.com and www.is.com.

Participants in Solicitation

Unity, ironSource and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Unity is set forth in its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 20, 2022. Information about the directors and executive officers of ironSource is set forth in its Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.